EARLYBIRDCAPITAL, INC.

366 Madison Avenue | 8th Floor

New York, NY 10017

January 25, 2018

VIA EDGAR

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Attn: Susan Block

Re:	MTech Acquisition Corp. (the “Company”) Registration Statement on Form S-1 (File No. 333-221957) (the “Registration Statement”)

Dear Ms. Block:

In accordance with the provisions of Rule 460 under the Securities Act of 1933, the undersigned, as representative of the underwriters of the proposed offering of securities of MTech Acquisition Corp., hereby advises that copies of the Preliminary Prospectus, dated December 8, 2017, were distributed on or about January 9, 2018, as follows:

255 to individual investors;

106 to FINRA members (which included 33 prospective underwriters and selected dealers); and

54 to institutions.

The undersigned has been informed by the participating dealers that, in accordance with Rule 15c2-8 under the Securities Exchange Act of 1934, copies of the Preliminary Prospectus, dated December 8, 2017, have been distributed to all persons to whom it is expected that confirmations of sale will be sent; and we have likewise so distributed copies to all customers of ours. We have adequate equity to underwrite a “firm commitment” offering.

Very truly yours,

EARLYBIRDCAPITAL, INC.

By:	/s/ Steven Levine
Name: Steven Levine
Title: CEO